TAG Oil Assumes Sole Risk on SuppleJack South-1a Well In New Zealand

Company Applying North American Expertise to New Zealand Explorations

Calgary, Alberta – January 11, 2006 – Independent Canadian oil and gas exploration company TAG Oil (TSX-V: TAO and OTCBB: TAGOF) announced today that it will continue further completion operations on the SuppleJack South-1a well on a sole-risk basis without its two original partners on the project, Austral Pacific and Tap Oil.

Though testing of the first of two potential zones in the well recovered water instead of gas, Drew Cadenhead, CEO of TAG Oil, believes that it’s too early to call it quits. “Our two partners believe that the risk of continuing in the other potential zone is too great, but TAG doesn’t agree” stated Mr. Cadenhead. “Though we recognize that there is a risk, we plan on leveraging a few operational techniques now common in North America, but previously untried here in New Zealand. In short, we believe that the potential reward justifies the continued risk, and we welcome the opportunity to further leverage our expertise.”

Under the terms of the sole risk agreement, TAG will be financially responsible for 100% of all future costs on the well. If and when the well starts producing, TAG will earn all of the revenue available until the Company recovers its entire sole risk investment, and will continue to earn 100% of the revenue until TAG has accumulated an additional five-times (5x) their entire sole risk investment (commonly referred to as “The 500% penalty”). After that time, Austral Pacific and Tap Oil will have the option of buying back into the project, by paying their share of the initial sole risk costs to TAG.

Mr. Cadenhead concluded by stating that “TAG will sole-risk the operations on SuppleJack South-1a from this point on. We plan to perforate a different Lower Mt. Messenger sand at an along hole measured depth of 1958 meters, and flow test for hydrocarbons over the course of the next two weeks.”

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration company with a well-balanced portfolio of assets in and around the Canterbury and Taranaki basins of New Zealand. This regional focus supports the Company's mandate to explore in countries with low political risk and low government taxation, through the establishment of a portfolio of both high risk/high reward exploration projects and low risk/moderate reward acreage in producing basins. With exploration permits totaling 4,052,891 gross acres (net 1,500,330) TAG Oil is one of the largest holders of prospective acreage in New Zealand.

TAG Oil trades on the TSX Venture Exchange (TSX-V) with the ticker symbol TAO, and on the OTCBB with the symbol TAGOF. More information is available on the Company’s website at: www.tagoil.com.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Media Contact:
Jeanette Long
jlong@mcorpmail.com
1-866-526-2650, ext. 710